Exhibit 99.1

Barclays PLC

This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the three months ended 31 March 2019, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Barclays PLC	4

Notes

The terms Barclays or Barclays Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months ended 31 March 2019 to the corresponding three months of 2018 and balance sheet analysis as at 31 March 2019 with comparatives relating to 31 December 2018 and 31 March 2018. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this announcement, which was approved by the Board of Directors on 24 April 2019, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2018, which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Barclays Group.

Non-IFRS performance measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 33 to 40 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Attributable profit excluding litigation and conduct represents attributable profit excluding litigation and conduct charges. The comparable IFRS measure is attributable profit. A reconciliation is provided on pages 35-39;

– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 35-38;

– Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.0% (2018: 13.0%) of risk weighted assets for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 35-38;

– Average tangible shareholders’ equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on pages 35-38;

– Basic earnings per share excluding litigation and conduct is calculated by dividing statutory profit after tax attributable to ordinary shareholders excluding litigation and conduct charges (pre 2019 included an adjustment for the tax credit in reserves in respect of other equity instruments), by the basic weighted average number of shares. The comparable IFRS measure is basic earnings per share. A reconciliation is provided on page 35;

– Cost: income ratio excluding litigation and conduct represents operating expenses excluding litigation and conduct charges, divided by total income. The comparable IFRS measure is cost: income ratio. A reconciliation is provided on pages 35-37;

– Operating expenses excluding litigation and conduct represents operating expenses excluding litigation and conduct charges. The comparable IFRS measure is operating expenses. A reconciliation is provided on pages 35-37;

– Profit before tax excluding litigation and conduct represents profit before tax excluding litigation and conduct charges. The comparable IFRS measure is profit before tax. A reconciliation is provided on pages 35-39;

– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 40;

– Return on average allocated tangible equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent (pre 2019 included an adjustment for the tax credit in reserves in respect of other equity instruments), as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 40;

Barclays PLC	5

Notes

– Return on average allocated tangible equity excluding litigation and conduct is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent excluding litigation and conduct charges (pre 2019 included an adjustment for the tax credit in reserves in respect of other equity instruments), as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 40;

– Return on average tangible shareholders’ equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent (pre 2019 included an adjustment for the tax credit in reserves in respect of other equity instruments), as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 40; and

– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 39.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Barclays Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the United Kingdom from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Group’s control. As a result, the Barclays Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Barclays Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2018), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC	6

Performance Highlights

Barclays Group results
for the three months ended	31.03.19	31.03.18
	£m	£m	% Change
Total income	5,252	5,358	(2)
Credit impairment charges and other provisions	(448)	(288)	(56)
Net operating income	4,804	5,070	(5)
Operating expenses	(3,257)	(3,364)	3
Litigation and conduct	(61)	(1,961)	97
Total operating expenses	(3,318)	(5,325)	38
Other net (expenses)/ income	(3)	19
Profit/(loss) before tax	1,483	(236)
Tax charge[1]	(248)	(304)	18
Profit/(loss) after tax	1,235	(540)
Non-controlling interests	(17)	(53)	68
Other equity instrument holders[1]	(180)	(171)	(5)
Attributable profit/(loss)	1,038	(764)

Performance measures
Return on average shareholders’ equity[1]	7.8%	(5.5%)
Return on average tangible shareholders’ equity[1]	9.2%	(6.5%)
Average shareholders’ equity (£bn)	53.2	52.0
Average tangible shareholders’ equity (£bn)	45.2	44.2
Cost: income ratio	63%	99%
Loan loss rate (bps)	54	36
Basic earnings/(loss) per share[1]	6.1p	(4.2p)

Performance measures excluding litigation and conduct[2]
Profit before tax	1,544	1,725	(10)
Attributable profit	1,084	1,166	(7)
Return on average tangible shareholders’ equity[1]	9.6%	11.0%
Cost: income ratio	62%	63%
Basic earnings per share[1]	6.3p	7.1p

Balance sheet and capital management[3]	As at 31.03.19 £bn	As at 31.12.18 £bn	As at 31.03.18 £bn
Net asset value per share	312p	309p	296p
Tangible net asset value per share	266p	262p	251p
Common equity tier 1 ratio	13.0%	13.2%	12.7%
Common equity tier 1 capital	41.4	41.1	40.2
Risk weighted assets	319.7	311.9	317.9
UK leverage ratio	4.9%	5.1%	4.8%
UK leverage exposure	1,065	999	1,031
Average UK leverage ratio	4.6%	4.5%	4.6%
Average UK leverage exposure	1,106	1,110	1,090

Funding and liquidity
Group liquidity pool (£bn)	232	227	207
Liquidity coverage ratio	160%	169%	147%
Loan: deposit ratio	80%	83%	84%

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to Additional Tier 1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in reserves. The Q119 tax credit was £48m (Q118: £46m). This change does not impact earnings per share or return on average tangible shareholders’ equity.

2	Refer to pages 33 to 39 for further information and calculations of performance measures excluding litigation and conduct.
3	Capital, RWAs and leverage measures are calculated applying the transitional arrangements of the Capital Requirements Regulation (CRR). This includes IFRS 9 transitional arrangements.
4	The fully loaded CET1 ratio was 12.6%, with £40.3bn of CET1 capital and £319.6bn of RWAs, calculated without applying the transitional arrangements of the CRR.

Barclays PLC	7

Group Performance Review

Group performance

●

Profit before tax was £1,483m (Q118: loss of £236m). Excluding litigation and conduct, profit before tax was £1,544m (Q118: £1,725m), reflecting the challenging income environment for the CIB, and an increase in impairment due to the non-recurrence of a favourable US macroeconomic forecast update in Q118. The 6% appreciation of average USD against GBP positively impacted profits

●

Total income decreased 2% to £5,252m. Barclays UK income decreased 1% reflecting margin pressures partially offset by continued balance sheet growth. Barclays International income decreased 6%, as the impact of the challenging income environment for the CIB were partially offset by 6% growth in Consumer Cards and Payments

●

Credit impairment charges increased to £448m (Q118: £288m) primarily driven by the non-recurrence of a favourable US macroeconomic forecast update in Q118. There were no significant changes in the macroeconomic variables used in impairment modelling during the quarter. Delinquencies in unsecured lending remained stable, reflecting the continued prudent management of credit risk. The Barclays Group loan loss rate was 54bps (Q118: 36bps)

●

The cost: income ratio was 63% (Q118: 99%). Operating expenses of £3,257m reduced by 3% driven by lower variable compensation accruals in CIB, reflecting reduced income, whilst investment to grow the business and improve future operating efficiency continued. The cost: income ratio, excluding litigation and conduct, reduced to 62% (Q118: 63%)

●

The effective tax rate was 16.7%, which reflected a change in accounting standards from 2019 requiring tax relief on payments made under Additional Tier 1 (AT1) instruments, which in prior periods was recognised in retained earnings but taken into account for RoTE and EPS calculations, to be recognised in the income statement

●

Return on equity (RoE) was 7.8% (Q118: negative 5.5%) and earnings per share (EPS) was 6.1p (Q118: loss per share of 4.2p). Attributable profit was £1,038m (Q118: loss of £764m). Excluding litigation and conduct, attributable profit was £1,084m (Q118: £1,166m), generating a return on tangible equity (RoTE) of 9.6% (Q118: 11.0%) and EPS of 6.3p (Q118: 7.1p)

●

Net asset value (NAV) per share was 312p (December 2018: 309p). Tangible net asset value (TNAV) per share increased 4p in Q119 to 266p as 6.3p of EPS, excluding litigation and conduct, was partially offset by reserve movements, including the impact of changes in FX, the pension re-measurement and employee share awards

Barclays UK

●	RoE was 12.2% (Q118: negative 0.8%). RoTE excluding litigation and conduct was 16.4% (Q118: 15.7%) reflecting the continuing strength of the Barclays UK business

●	Total income decreased 1% to £1,777m as lower lending margins were partially offset by continuing mortgage and deposit growth

–	Personal Banking income decreased 1% to £964m, reflecting continuing mortgage margin pressure, partially offset by mortgage and deposit balance growth and improved liability margins

–	Barclaycard Consumer UK income decreased 7% to £490m reflecting the continued reduced risk appetite in light of economic uncertainty

–	Business Banking income increased 12% to £323m driven by strong deposit growth and the non-recurrence of a client remediation provision in Q118

–	Net interest margin decreased 2bps in Q119 to 3.18% driven by continuing pressure on mortgage margins and the mix effect from the focus on growing secured over unsecured lending

●

Credit impairment charges decreased 5% to £191m reflecting the continued reduced credit risk appetite and benign UK economic environment as reflected in the stable 30 and 90 day arrears rates in UK cards of 1.9% (Q118: 2.0%) and 0.9% (Q118: 0.9%) respectively

●

Operating expenses were £1,002m. The cost: income ratio was 56% (Q118: 79%). Operating expenses, excluding litigation and conduct, decreased 1% to £999m as continued investment to grow the business, including digitisation, was offset by the non-recurrence of Q118 ring-fencing set-up costs and cost efficiencies. The cost: income ratio, excluding litigation and conduct, was 56% (Q118: 56%)

●	RWAs increased to £76.6bn (December 2018: £75.2bn) including the recognition of property leases following IFRS 16 implementation and change in mix of the liquidity pool

Barclays PLC	8

Group Performance Review

Barclays International

●

Profit before tax was £1,118m. RoE was 10.0% (Q118: 12.8%), CIB RoE was 9.3% (Q118: 12.9%) and Consumer, Cards and Payments RoE was 12.8% (Q118: 12.6%). Profit before tax, excluding litigation and conduct, decreased 20% to £1,137m resulting in a RoTE of 10.6% (Q118: 13.6%), reflecting reduced returns in the CIB of 9.5% (Q118: 13.2%) and Consumer, Cards and Payments of 15.4% (Q118: 15.7%)

●	The 6% appreciation of average USD against GBP positively impacted profits and income, and adversely impacted credit impairment charges and operating expenses

●	Total income decreased 6% to £3,570m

–

CIB income of £2,505m decreased 11% reflecting reduced client activity, lower volatility and a smaller banking fee pool across the industry[1]. Markets income decreased 6% to £1,369m, Banking fees income decreased 17% to £569m, and Corporate income decreased 13% to £567m

–

Within Markets, FICC income increased 4% to £902m driven by a strong performance in Rates. Equities income decreased 21% to £467m driven by equity derivatives which was impacted by reduced client activity and subdued volumes, compared to a strong Q118 that saw higher levels of volatility

–	Banking fees income decreased 17% to £569m reflecting the reduced fee pool across the industry and a strong Q118. Barclays share of the global fee pool has increased since FY18[1]

–

Within Corporate, Corporate lending income reduced to £152m (Q118: £240m). Excluding mark-to-market movements on loan hedges, Corporate lending income was stable at c.£200m. Transaction banking income was stable at £415m (Q118: £414m)

–	Consumer, Cards and Payments income increased 6% to £1,065m reflecting growth in US cards partnership portfolio business and FX

●	Credit impairment charges increased to £245m (Q118: £93m)

–	CIB credit impairment charges increased to £52m (Q118: release of £159m) primarily due to the non-recurrence of a favourable US macroeconomic forecast update in Q118

–

Consumer, Cards and Payments credit impairment charges decreased 23% reflecting less pronounced seasonal effects. Credit metrics were stable, with US cards 30 and 90 day arrears of 2.6% (Q118: 2.6%) and 1.4% (Q118: 1.4%) respectively

●	Total operating expenses decreased 4% to £2,225m as variable compensation accruals were reduced in response to the income performance in the quarter

●	RWAs increased to £216.1bn (December 2018: £210.7bn), driven by increased CIB seasonal activity

Head Office

●	Loss before tax, excluding litigation and conduct, was £181m (Q118: £284m). Including litigation and conduct charges of £39m (Q118: £1,535m), loss before tax was £220m (Q118: £1,819m)

●

Total income was an expense of £95m (Q118: £238m) which included legacy capital instrument funding costs and hedge accounting expenses partially offset by the recognition of dividends on Barclays stake in Absa Group Limited. The reduction on prior year reflects lower net expenses from treasury operations

●	Operating expenses were £91m (Q118: £1,594m). Operating expenses, excluding litigation and conduct, decreased to £52m (Q118: £59m)

●	RWAs increased to £27.0bn (December 2018: £26.0bn) driven by recognition of property leases following IFRS 16 implementation

1	Source: Dealogic.

Barclays PLC	9

Group Performance Review

Group capital and leverage

●

The CET1 ratio remained at the end-state target of c.13% having decreased to 13.0% in the quarter (December 2018: 13.2%), primarily due to an increase in RWAs of £7.8bn partially offset by a £0.3bn increase in CET1 capital

–	The increase in RWAs was principally due to seasonality in the CIB and the implementation of IFRS 16 within Barclays UK and Head Office

–	CET1 capital increased by £0.3bn to £41.4bn as underlying profit generation of £1.2bn, was partially offset by £0.5bn for dividends paid and foreseen and £0.3bn from share awards

●

The average UK leverage ratio increased to 4.6% (December 2018: 4.5%) primarily driven by the issuance of AT1 securities, and was flat year-on-year. The average UK leverage exposure was stable at £1,106bn (December 2018: £1,110bn). The UK leverage ratio decreased to 4.9% (December 2018: 5.1%) primarily driven by a seasonal increase in balances, partially offset by an increase in capital, including the issuance of AT1 securities

Group funding and liquidity

●

The liquidity pool increased to £232bn (December 2018: £227bn) reflecting the Group’s prudent liquidity management approach, given the prevailing macroeconomic uncertainty, while continuing to support seasonal business activity. The liquidity coverage ratio (LCR) remained well above the 100% regulatory requirement at 160% (December 2018: 169%), equivalent to a surplus of £84bn (December 2018: £90bn). The LCR declined in the quarter reflecting the seasonal increase in business activity. The Group also continued to maintain surpluses to its internal liquidity requirements

●

Wholesale funding outstanding, excluding repurchase agreements, was £158bn (December 2018: £154bn). The Group issued £2.2bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments year-to-date from Barclays PLC (the Parent company). The Group is well advanced in its MREL issuance plans, with a Barclays PLC MREL ratio of 27.7% as at 31 March 2019 relative to an estimated requirement including requisite buffers of 29.9% by 1 January 2022

Other matters

●	The remaining PPI provision as at 31 March 2019 was £0.6bn (December 2018: £0.9bn) to cover claims through to the deadline of 29 August 2019

●	Following regulatory approval, Barclays intends to redeem its £3bn 14% Reserve Capital Instruments to be effected on 15 June 2019, which will result in an ongoing earnings benefit

Barclays PLC	10

Quarterly Results Summary

Barclays Group

	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,258	2,296	2,388	2,190	2,188	2,272	2,475	2,579
Net fee, commission and other income	2,994	2,777	2,741	3,386	3,170	2,750	2,698	2,479
Total income	5,252	5,073	5,129	5,576	5,358	5,022	5,173	5,058
Credit impairment charges and other provisions	(448)	(643)	(254)	(283)	(288)	(573)	(709)	(527)
Net operating income	4,804	4,430	4,875	5,293	5,070	4,449	4,464	4,531
Operating costs	(3,257)	(3,624)	(3,329)	(3,310)	(3,364)	(3,621)	(3,274)	(3,398)
UK bank levy	-	(269)	-	-	-	(365)	-	-
Operating expenses	(3,257)	(3,893)	(3,329)	(3,310)	(3,364)	(3,986)	(3,274)	(3,398)
Guaranteed Minimum Pensions (GMP) charge	-	(140)	-	-	-	-	-	-
Litigation and conduct	(61)	(60)	(105)	(81)	(1,961)	(383)	(81)	(715)
Total operating expenses	(3,318)	(4,093)	(3,434)	(3,391)	(5,325)	(4,369)	(3,355)	(4,113)
Other net (expenses)/income	(3)	37	20	(7)	19	13	(2)	241
Profit/(loss) before tax	1,483	374	1,461	1,895	(236)	93	1,107	659
Tax charge	(248)	(145)	(240)	(433)	(304)	(1,138)	(324)	(305)
Profit/(loss) after tax in respect of continuing operations	1,235	229	1,221	1,462	(540)	(1,045)	783	354
Loss after tax in respect of discontinued operation	-	-	-	-	-	-	-	(1,537)

Attributable to:
Ordinary equity holders of the parent	1,038	(76)	1,002	1,232	(764)	(1,294)	583	(1,401)
Other equity instrument holders	180	230	176	175	171	181	157	162
Non-controlling interests in respect of continuing operations	17	75	43	55	53	68	43	59
Non-controlling interests in respect of discontinued operation	-	-	-	-	-	-	-	(3)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,193.5	1,133.3	1,170.8	1,149.6	1,142.2	1,133.2	1,149.3	1,135.3
Net asset value per share	312p	309p	306p	305p	296p	322p	327p	329p
Tangible net asset value per share	266p	262p	260p	259p	251p	276p	281p	284p
Risk weighted assets	319.7	311.9	316.2	319.3	317.9	313.0	324.3	327.4
Average UK leverage exposure	1,105.5	1,110.0	1,119.0	1,081.8	1,089.9	1,044.6	1,035.1	1,092.2

Performance measures
Return on average shareholders’ equity	7.8%	(0.1%)	8.0%	10.0%	(5.5%)	(8.9%)	4.4%	(9.4%)
Return on average tangible shareholders’ equity	9.2%	(0.1%)	9.4%	11.8%	(6.5%)	(10.3%)	5.1%	(11.0%)
Average shareholders’ equity (£bn)	53.2	52.2	52.5	51.3	52.0	55.9	56.6	57.5
Average tangible shareholders’ equity (£bn)	45.2	44.3	44.6	43.5	44.2	48.1	48.9	49.3
Cost: income ratio	63%	81%	67%	61%	99%	87%	65%	81%
Loan loss rate (bps)[2]	54	77	30	35	36	56	66	49
Basic earnings/(loss) per share	6.1p	(0.1p)	6.1p	7.5p	(4.2p)	(7.3p)	3.7p	(8.0p)

Performance measures excluding litigation and conduct[3]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,544	434	1,566	1,976	1,725	476	1,188	1,374
Attributable profit/(loss)	1,084	(14)	1,087	1,291	1,166	(943)	660	(698)
Return on average tangible shareholders’ equity	9.6%	0.4%	10.2%	12.3%	11.0%	(7.4%)	5.7%	(5.3%)
Cost: income ratio	62%	79%	65%	59%	63%	79%	63%	67%
Basic earnings/(loss) per share	6.3p	0.3p	6.6p	7.8p	7.1p	(5.3p)	4.1p	(3.8p)

1	Results included Barclays Non-Core and the Africa Banking discontinued operation; refer to pages 41 to 42 for further detail.
2	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 33 to 39 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	11

Quarterly Results by Business

Barclays UK

	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,469	1,513	1,529	1,493	1,493	1,540	1,501	1,534
Net fee, commission and other income	308	350	367	343	295	330	351	286
Total income	1,777	1,863	1,896	1,836	1,788	1,870	1,852	1,820
Credit impairment charges and other provisions	(191)	(296)	(115)	(214)	(201)	(184)	(201)	(220)
Net operating income	1,586	1,567	1,781	1,622	1,587	1,686	1,651	1,600
Operating costs	(999)	(1,114)	(988)	(968)	(1,005)	(1,117)	(980)	(974)
UK bank levy	-	(46)	-	-	-	(59)	-	-
Litigation and conduct	(3)	(15)	(54)	(3)	(411)	(53)	(11)	(699)
Total operating expenses	(1,002)	(1,175)	(1,042)	(971)	(1,416)	(1,229)	(991)	(1,673)
Other net income/(expenses)	1	(2)	1	5	(1)	(5)	1	(1)
Profit/(loss) before tax	585	390	740	656	170	452	661	(74)
Attributable profit/(loss)	422	232	500	464	(38)	245	423	(285)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	187.5	187.6	186.7	185.3	184.3	183.8	182.2	166.6
Total assets	253.1	249.7	252.0	245.9	235.2	237.4	230.4	203.4
Customer deposits at amortised cost	197.3	197.3	195.8	194.3	192.0	193.4	189.3	187.4
Loan: deposit ratio	96%	96%	96%	96%	96%	95%	97%	89%
Risk weighted assets	76.6	75.2	74.8	75.0	72.5	70.9	70.0	66.1

Performance measures
Return on average allocated equity	12.2%	7.1%	14.9%	13.9%	(0.8%)	7.8%	12.3%	(8.2%)
Return on average allocated tangible equity	16.3%	9.6%	20.1%	18.8%	(1.1%)	10.7%	18.4%	(12.7%)
Average allocated equity (£bn)	13.9	13.6	13.7	13.6	13.4	13.1	14.0	13.5
Average allocated tangible equity (£bn)	10.4	10.1	10.1	10.1	9.8	9.6	9.4	8.7
Cost: income ratio	56%	63%	55%	53%	79%	66%	54%	92%
Loan loss rate (bps)[1]	40	61	24	45	43	39	43	52
Net interest margin	3.18%	3.20%	3.22%	3.22%	3.27%	3.32%	3.28%	3.70%

Performance measures excluding litigation and conduct[2]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	588	405	794	659	581	505	672	625
Attributable profit	424	244	548	465	373	282	431	406
Return on average allocated tangible equity	16.4%	10.1%	22.0%	18.8%	15.7%	12.3%	18.7%	19.1%
Cost: income ratio	56%	62%	52%	53%	56%	63%	53%	54%

1	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
2	Refer to pages 33 to 39 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	12

Quarterly Results by Business

Analysis of Barclays UK

	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	964	998	1,021	1,015	972	1,116	1,022	1,033
Barclaycard Consumer UK	490	522	551	504	527	445	539	495
Business Banking	323	343	324	317	289	309	291	292
Total income	1,777	1,863	1,896	1,836	1,788	1,870	1,852	1,820

Analysis of credit impairment (charges)/releases and other provisions
Personal Banking	(52)	(44)	(8)	(49)	(72)	(56)	(57)	(60)
Barclaycard Consumer UK	(140)	(250)	(88)	(139)	(113)	(124)	(145)	(149)
Business Banking	1	(2)	(19)	(26)	(16)	(4)	1	(11)
Total credit impairment charges and other provisions	(191)	(296)	(115)	(214)	(201)	(184)	(201)	(220)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	145.9	146.0	145.4	143.6	142.1	141.3	140.4	138.6
Barclaycard Consumer UK	15.0	15.3	15.3	15.2	15.2	16.4	16.3	16.2
Business Banking	26.6	26.3	26.0	26.5	27.0	26.1	25.5	11.8
Total loans and advances to customers at amortised cost	187.5	187.6	186.7	185.3	184.3	183.8	182.2	166.6

Analysis of customer deposits at amortised cost
Personal Banking	154.1	154.0	153.4	152.9	151.9	153.1	152.1	151.1
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Business Banking	43.2	43.3	42.4	41.4	40.1	40.3	37.2	36.3
Total customer deposits at amortised cost	197.3	197.3	195.8	194.3	192.0	193.4	189.3	187.4

Barclays PLC	13

Quarterly Results by Business

Barclays International

	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	900	984	965	853	1,013	987	1,148	1,060
Net trading income	1,144	837	1,103	1,094	1,416	935	815	1,039
Net fee, commission and other income	1,526	1,400	1,222	1,760	1,379	1,397	1,352	1,511
Total income	3,570	3,221	3,290	3,707	3,808	3,319	3,315	3,610
Credit impairment charges and other provisions	(245)	(354)	(143)	(68)	(93)	(386)	(495)	(279)
Net operating income	3,325	2,867	3,147	3,639	3,715	2,933	2,820	3,331
Operating costs	(2,206)	(2,441)	(2,277)	(2,306)	(2,300)	(2,428)	(2,182)	(2,276)
UK bank levy	-	(210)	-	-	-	(265)	-	-
Litigation and conduct	(19)	(33)	(32)	(47)	(15)	(255)	(5)	4
Total operating expenses	(2,225)	(2,684)	(2,309)	(2,353)	(2,315)	(2,948)	(2,187)	(2,272)
Other net income	18	32	12	11	13	21	19	202
Profit before tax	1,118	215	850	1,297	1,413	6	652	1,261
Attributable profit/(loss)	788	(72)	650	890	973	(1,168)	359	819

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	130.9	127.2	132.4	125.5	117.5	126.8	134.4	135.2
Trading portfolio assets	117.2	104.0	124.6	116.5	114.9	113.0	91.2	83.3
Derivative financial instrument assets	217.3	222.1	214.8	228.2	214.1	236.2	242.8	108.4
Derivative financial instrument liabilities	213.5	219.6	213.7	224.9	210.8	237.8	242.9	116.8
Financial assets at fair value through the income statement	153.5	144.7	147.8	141.2	150.6	104.1	103.7	94.1
Total assets	919.0	862.1	900.2	886.5	866.6	856.1	867.1	681.6
Deposits at amortised cost	215.5	197.2	200.3	191.0	167.2	187.3	191.9	192.0
Loan: deposit ratio	61%	65%	66%	66%	70%	68%	70%	70%
Risk weighted assets	216.1	210.7	214.6	218.0	214.2	210.3	218.2	212.2

Performance measures
Return on average allocated equity	10.0%	(0.3%)	8.5%	11.3%	12.8%	(15.1%)	5.0%	11.2%
Return on average allocated tangible equity	10.4%	(0.3%)	8.8%	11.8%	13.4%	(15.9%)	5.4%	12.4%
Average allocated equity (£bn)	31.6	32.4	32.5	32.8	31.4	29.9	31.5	30.1
Average allocated tangible equity (£bn)	30.5	31.3	31.1	31.4	30.1	28.5	28.9	27.4
Cost: income ratio	62%	83%	70%	63%	61%	89%	66%	63%
Loan loss rate (bps)[1]	73	107	41	22	31	76	88	54
Net interest margin	3.99%	3.98%	3.87%	4.03%	4.57%	4.31%	4.21%	4.07%

Performance measures excluding litigation and conduct[2]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,137	248	882	1,344	1,428	261	657	1,257
Attributable profit/(loss)	804	(38)	676	924	985	(918)	363	816
Return on average allocated tangible equity	10.6%	0.2%	9.2%	12.2%	13.6%	(12.4%)	5.5%	12.3%
Cost: income ratio	62%	82%	69%	62%	60%	81%	66%	63%

1	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
2	Refer to pages 33 to 39 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	14

Quarterly Results by Business

Analysis of Barclays International

Corporate and Investment Bank	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
FICC	902	570	688	736	869	607	627	752
Equities	467	375	471	601	590	362	350	455
Markets	1,369	945	1,159	1,337	1,459	969	977	1,207
Banking fees	569	625	519	704	683	605	607	674
Corporate lending	152	243	197	198	240	269	277	278
Transaction banking	415	412	416	385	414	408	419	404
Corporate	567	655	613	583	654	677	696	682
Other[1]	-	(74)	(56)	(44)	3	1	-	1
Total income	2,505	2,151	2,235	2,580	2,799	2,252	2,280	2,564
Credit impairment (charges)/releases and other provisions	(52)	(35)	3	23	159	(127)	(36)	1
Net operating income	2,453	2,116	2,238	2,603	2,958	2,125	2,244	2,565
Operating expenses	(1,619)	(2,023)	(1,712)	(1,773)	(1,773)	(2,129)	(1,656)	(1,760)
Litigation and conduct	(19)	(23)	(32)	-	(13)	(255)	(5)	4
Total operating expenses	(1,638)	(2,046)	(1,744)	(1,773)	(1,786)	(2,384)	(1,661)	(1,756)
Other net income	12	15	4	5	3	7	10	116
Profit/(loss) before tax	827	85	498	835	1,175	(252)	593	925

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	90.6	86.4	93.3	87.8	81.3	88.2	95.4	96.7
Deposits at amortised cost	151.4	136.3	137.6	130.3	107.6	128.0	133.4	134.1
Risk weighted assets	176.6	170.9	175.9	180.4	181.3	176.2	185.2	178.9

Performance measures
Return on average allocated equity	9.3%	(1.3%)	6.6%	9.0%	12.9%	(19.9%)	5.7%	10.6%
Return on average allocated tangible equity	9.3%	(1.3%)	6.6%	9.1%	13.0%	(20.2%)	5.9%	11.1%
Average allocated equity (£bn)	25.2	26.0	26.2	26.7	25.9	24.7	25.8	24.4
Average allocated tangible equity (£bn)	25.1	26.0	25.9	26.4	25.6	24.3	24.8	23.3

Performance measures excluding litigation and conduct[2]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	846	108	530	835	1,188	3	598	921
Return on average allocated tangible equity	9.5%	(0.9%)	7.0%	9.1%	13.2%	(16.1%)	6.0%	11.1%

1	From Q119, treasury items previously included in Other have been allocated to businesses.
2	Refer to pages 33 to 39 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	15

Quarterly Results by Business

Analysis of Barclays International

Consumer, Cards and Payments	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,065	1,070	1,055	1,127	1,009	1,067	1,035	1,046
Credit impairment charges and other provisions	(193)	(319)	(146)	(91)	(252)	(259)	(459)	(280)
Net operating income	872	751	909	1,036	757	808	576	766
Operating expenses	(587)	(628)	(565)	(533)	(527)	(564)	(526)	(516)
Litigation and conduct	-	(10)	-	(47)	(2)	-	-	-
Total operating expenses	(587)	(638)	(565)	(580)	(529)	(564)	(526)	(516)
Other net income	6	17	8	6	10	14	9	86
Profit before tax	291	130	352	462	238	258	59	336

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	40.3	40.8	39.1	37.7	36.2	38.6	39.0	38.5
Deposits at amortised cost	64.1	60.9	62.7	60.7	59.6	59.3	58.5	57.9
Risk weighted assets	39.5	39.8	38.7	37.6	32.9	34.1	33.0	33.3

Performance measures
Return on average allocated equity	12.8%	3.9%	16.3%	21.6%	12.6%	7.1%	1.6%	14.1%
Return on average allocated tangible equity	15.4%	4.8%	19.8%	26.2%	15.6%	8.9%	2.2%	19.4%
Average allocated equity (£bn)	6.4	6.4	6.3	6.0	5.5	5.3	5.7	5.7
Average allocated tangible equity (£bn)	5.4	5.3	5.2	5.0	4.5	4.2	4.2	4.1

Performance measures excluding litigation and conduct[1]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	291	140	352	509	240	258	59	336
Return on average allocated tangible equity	15.4%	5.4%	19.9%	28.9%	15.7%	9.0%	2.2%	19.4%

1	Refer to pages 33 to 39 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	16

Quarterly Results by Business

Head Office

	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(111)	(201)	(106)	(156)	(318)	(254)	(174)	108
Net fee, commission and other income	16	190	49	189	80	87	180	(24)
Total income	(95)	(11)	(57)	33	(238)	(167)	6	84
Credit impairment (charges)/releases and other provisions	(12)	7	4	(1)	6	(3)	(13)	(1)
Net operating (expenses)/income	(107)	(4)	(53)	32	(232)	(170)	(7)	83
Operating costs	(52)	(69)	(64)	(36)	(59)	(76)	(112)	(40)
UK bank levy	-	(13)	-	-	-	(41)	-	-
GMP charge	-	(140)	-	-	-	-	-	-
Litigation and conduct	(39)	(12)	(19)	(31)	(1,535)	(75)	(65)	(1)
Total operating expenses	(91)	(234)	(83)	(67)	(1,594)	(192)	(177)	(41)
Other net (expenses)/income	(22)	7	7	(23)	7	(3)	(22)	(164)
Loss before tax	(220)	(231)	(129)	(58)	(1,819)	(365)	(206)	(122)
Attributable loss	(172)	(236)	(148)	(122)	(1,699)	(371)	(199)	(175)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	21.4	21.5	18.6	17.2	40.4	39.7	51.7	17.3
Risk weighted assets	27.0	26.0	26.8	26.3	31.2	31.8	36.1	26.2

Performance measures
Average allocated equity (£bn)	7.7	6.2	6.4	4.9	7.2	12.8	11.1	9.5
Average allocated tangible equity (£bn)	4.3	2.9	3.4	2.0	4.3	10.0	10.5	8.8

Performance measures excluding litigation and conduct[1]	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(181)	(219)	(110)	(27)	(284)	(290)	(141)	(121)
Attributable loss	(144)	(220)	(137)	(98)	(192)	(307)	(134)	(174)

1	Refer to pages 33 to 39 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	17

Performance Management

Margins and balances

	Three months ended 31.03.19			Three months ended 31.03.18[1]
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	1,469	187,570	3.18	1,493	185,351	3.27
Barclays International[2]	967	98,313	3.99	1,065	94,530	4.57
Total Barclays UK and Barclays International	2,436	285,883	3.46	2,558	279,881	3.71
Other[3]	(178)			(370)
Total Barclays Group[4]	2,258			2,188

1

The Group’s treasury results are reported directly within Barclays UK and Barclays International following ring-fencing, resulting in gains and losses made on certain activities being recognised as Other income. These amounts had previously been included in Net interest income and the Net interest margin through transfer pricing.

2	Barclays International margins include interest earning lending balances within the investment banking business.
3	Other includes Head Office and investment banking businesses not included in Barclays International margins.
4	Group Net interest income includes gross structural hedge contributions of £0.4bn (Q118: £0.4bn).

Quarterly analysis for Barclays UK and Barclays International
	Net interest income	Average customer assets	Net interest margin
Three months ended 31.12.18	£m	£m	%
Barclays UK	1,513	187,813	3.20
Barclays International[1]	994	99,137	3.98
Total Barclays UK and Barclays International	2,507	286,950	3.47
Three months ended 30.09.18
Barclays UK	1,529	188,239	3.22
Barclays International[1]	945	96,785	3.87
Total Barclays UK and Barclays International	2,474	285,024	3.44
Three months ended 30.06.18
Barclays UK	1,493	186,053	3.22
Barclays International[1]	962	95,728	4.03
Total Barclays UK and Barclays International	2,455	281,781	3.49

1	Barclays International margins include interest earning lending balances within the investment banking business.

Barclays PLC	18

Credit Risk

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 31 March 2019. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 31 March 2019. Barclays does not hold any material purchased or originated credit impaired assets as at period-end.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.03.19	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	134,661	25,504	2,886	163,051	180	1,377	1,069	2,626	160,425
Barclays International	26,099	4,724	1,823	32,646	309	898	1,294	2,501	30,145
Head Office	6,064	605	872	7,541	8	46	297	351	7,190
Total Barclays Group retail	166,824	30,833	5,581	203,238	497	2,321	2,660	5,478	197,760
Barclays UK	24,137	3,937	1,329	29,403	17	55	114	186	29,217
Barclays International	91,215	8,800	1,612	101,627	135	259	446	840	100,787
Head Office	2,922	-	38	2,960	1	-	38	39	2,921
Total Barclays Group wholesale	118,274	12,737	2,979	133,990	153	314	598	1,065	132,925
Total loans and advances at amortised cost	285,098	43,570	8,560	337,228	650	2,635	3,258	6,543	330,685
Off-balance sheet loan commitments and financial guarantee contracts[1]	312,363	22,891	512	335,766	104	151	24	279	335,487
Total[2]	597,461	66,461	9,072	672,994	754	2,786	3,282	6,822	666,172

	As at 31.03.19				Three months ended 31.03.19
	Coverage ratio				Loan impairment charge and loan loss rate[3]
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	5.4	37.0	1.6	195		49
Barclays International	1.2	19.0	71.0	7.7	199		247
Head Office	0.1	7.6	34.1	4.7		12		65
Total Barclays Group retail	0.3	7.5	47.7	2.7	406		81
Barclays UK	0.1	1.4	8.6	0.6	(6)		-
Barclays International	0.1	2.9	27.7	0.8	33		13
Head Office	-	-	100.0	1.3	-		-
Total Barclays Group wholesale	0.1	2.5	20.1	0.8	27		8
Total loans and advances at amortised cost	0.2	6.0	38.1	1.9	433		52
Off-balance sheet loan commitments and financial guarantee contracts[1]	-	0.7	4.7	0.1		13
Other financial assets subject to impairment						2
Total	0.1	4.2	36.2	1.0		448

1	Excludes loan commitments and financial guarantees of £20.3bn carried at fair value.
2

Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £170.5bn and impairment allowance of £16m. This comprises £13m Expected Credit Losses (ECL) on £170.0bn stage 1 assets and £3m on £0.5bn stage 2 fair value through other comprehensive income assets.

3

Q119 loan impairment charge represents three months of impairment charge, annualised to calculate the loan loss rate. The loan loss rate for Q119 is 54bps after applying the total impairment charge of £448m.

Barclays PLC	19

Credit Risk

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.18	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	134,911	25,279	3,040	163,230	183	1,389	1,152	2,724	160,506
Barclays International	26,714	4,634	1,830	33,178	352	965	1,315	2,632	30,546
Head Office	6,510	636	938	8,084	9	47	306	362	7,722
Total Barclays Group retail	168,135	30,549	5,808	204,492	544	2,401	2,773	5,718	198,774
Barclays UK	22,824	4,144	1,272	28,240	16	70	117	203	28,037
Barclays International	87,344	8,754	1,382	97,480	128	244	439	811	96,669
Head Office	2,923	-	41	2,964	-	-	38	38	2,926
Total Barclays Group wholesale	113,091	12,898	2,695	128,684	144	314	594	1,052	127,632
Total loans and advances at amortised cost	281,226	43,447	8,503	333,176	688	2,715	3,367	6,770	326,406
Off-balance sheet loan commitments and financial guarantee contracts[1]	309,989	22,126	684	332,799	99	150	22	271	332,528
Total[2]	591,215	65,573	9,187	665,975	787	2,865	3,389	7,041	658,934

	As at 31.12.18				Year ended 31.12.18
	Coverage ratio				Loan impairment charge and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%		£m		bps
Barclays UK	0.1	5.5	37.9	1.7		830		51
Barclays International	1.3	20.8	71.9	7.9		844		254
Head Office	0.1	7.4	32.6	4.5		15		19
Total Barclays Group retail	0.3	7.9	47.7	2.8		1,689		83
Barclays UK	0.1	1.7	9.2	0.7		74		26
Barclays International	0.1	2.8	31.8	0.8		(142)		-
Head Office	-	-	92.7	1.3		(31)		-
Total Barclays Group wholesale	0.1	2.4	22.0	0.8		(99)		-
Total loans and advances at amortised cost	0.2	6.2	39.6	2.0		1,590		48
Off-balance sheet loan commitments and financial guarantee contracts[1]	-	0.7	3.2	0.1		(125)
Other financial assets subject to impairment						3
Total	0.1	4.4	36.9	1.1		1,468

1	Excludes loan commitments and financial guarantees of £11.7bn carried at fair value.
2

Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £129.9bn and impairment allowance of £12m. This comprises £10m ECL on £129.3bn stage 1 assets and £2m on £0.6bn stage 2 fair value through other comprehensive income assets.

Barclays PLC	20

Credit Risk

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 31.03.19	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	129,625	15,959	1,694	809	18,462	2,367	150,454
Credit cards, unsecured loans and other retail lending	45,138	11,243	591	429	12,263	3,645	61,046
Corporate loans	110,335	11,916	511	418	12,845	2,548	125,728
Total	285,098	39,118	2,796	1,656	43,570	8,560	337,228

Impairment allowance
Home loans	32	54	15	15	84	339	455
Credit cards, unsecured loans and other retail lending	478	1,821	174	226	2,221	2,400	5,099
Corporate loans	140	304	20	6	330	519	989
Total	650	2,179	209	247	2,635	3,258	6,543

Net exposure
Home loans	129,593	15,905	1,679	794	18,378	2,028	149,999
Credit cards, unsecured loans and other retail lending	44,660	9,422	417	203	10,042	1,245	55,947
Corporate loans	110,195	11,612	491	412	12,515	2,029	124,739
Total	284,448	36,939	2,587	1,409	40,935	5,302	330,685

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.3	0.9	1.9	0.5	14.3	0.3
Credit cards, unsecured loans and other retail lending	1.1	16.2	29.4	52.7	18.1	65.8	8.4
Corporate loans	0.1	2.6	3.9	1.4	2.6	20.4	0.8
Total	0.2	5.6	7.5	14.9	6.0	38.1	1.9

As at 31.12.18
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	130,066	15,672	1,672	862	18,206	2,476	150,748
Credit cards, unsecured loans and other retail lending	45,785	11,262	530	437	12,229	3,760	61,774
Corporate loans	105,375	12,177	360	475	13,012	2,267	120,654
Total	281,226	39,111	2,562	1,774	43,447	8,503	333,176

Impairment allowance
Home loans	31	56	13	13	82	351	464
Credit cards, unsecured loans and other retail lending	528	1,895	169	240	2,304	2,511	5,343
Corporate loans	129	300	16	13	329	505	963
Total	688	2,251	198	266	2,715	3,367	6,770

Net exposure
Home loans	130,035	15,616	1,659	849	18,124	2,125	150,284
Credit cards, unsecured loans and other retail lending	45,257	9,367	361	197	9,925	1,249	56,431
Corporate loans	105,246	11,877	344	462	12,683	1,762	119,691
Total	280,538	36,860	2,364	1,508	40,732	5,136	326,406

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.4	0.8	1.5	0.5	14.2	0.3
Credit cards, unsecured loans and other retail lending	1.2	16.8	31.9	54.9	18.8	66.8	8.6
Corporate loans	0.1	2.5	4.4	2.7	2.5	22.3	0.8
Total	0.2	5.8	7.7	15.0	6.2	39.6	2.0

Barclays PLC	21

Treasury and Capital Risk

Capital

Barclays CET1 regulatory requirement is 11.7% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.6% Pillar 2A requirement and a 0.5% Countercyclical Capital Buffer (CCyB).

The Barclays CCyB is based on the buffer rate applicable for each jurisdiction in which Barclays have exposures. On 28 November 2018, the Financial Policy Committee set the CCyB rate for UK exposures at 1%. The buffer rates set by other national authorities for our non-UK exposures are not currently material. Overall, this results in a 0.5% CCyB for Barclays for Q119.

Barclays Pillar 2A requirement as per the PRA’s Individual Capital Requirement for 2019 is 4.7%, of which at least 56.25% needs to be met in CET1 form, equating to approximately 2.6% of RWAs. Certain elements of the Pillar 2A requirement are a fixed quantum whilst others are a proportion of RWAs and are based on a point in time assessment. The Pillar 2A requirement is subject to at least annual review.

Barclays PLC	22

Treasury and Capital Risk

Capital ratios [1,2,3]	As at 31.03.19	As at 31.12.18
CET1	13.0%	13.2%
Tier 1 (T1)	17.1%	17.0%
Total regulatory capital	20.8%	20.7%

Capital resources	£bn	£bn
Total equity excluding non-controlling interests per the balance sheet	64.7	62.6
Less: other equity instruments (recognised as AT1 capital)	(11.1)	(9.6)
Adjustment to retained earnings for foreseeable dividends	(1.0)	(0.7)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1.7)	(1.7)
Goodwill and intangible assets	(7.9)	(8.0)
Deferred tax assets that rely on future profitability excluding temporary differences	(0.4)	(0.5)
Fair value reserves related to gains or losses on cash flow hedges	(1.0)	(0.7)
Gains or losses on liabilities at fair value resulting from own credit	(0.2)	(0.1)
Defined benefit pension fund assets	(0.9)	(1.3)
Direct and indirect holdings by an institution of own CET1 instruments	(0.1)	(0.1)
Adjustment under IFRS 9 transitional arrangements	1.2	1.3
CET1 capital	41.4	41.1

AT1 capital
Capital instruments and related share premium accounts	11.1	9.6
Qualifying AT1 capital (including minority interests) issued by subsidiaries	2.3	2.4
Other regulatory adjustments and deductions	(0.1)	(0.1)
AT1 capital	13.3	11.9

T1 capital	54.7	53.0

T2 capital
Capital instruments and related share premium accounts	6.5	6.6
Qualifying T2 capital (including minority interests) issued by subsidiaries	5.5	5.3
Credit risk adjustments (excess of impairment over expected losses)	0.1	-
Other regulatory adjustments and deductions	(0.3)	(0.3)
Total regulatory capital	66.6	64.6

Total RWAs	319.7	311.9

1

CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR. This includes IFRS 9 transitional arrangements and the grandfathering of CRR non-compliant capital instruments.

2

The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC additional tier 1 (AT1) securities, was 12.6%, with £40.3bn of CET1 capital and £319.6bn of RWAs calculated without applying the transitional arrangements of the CRR.

3

The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC T2 Contingent Capital Notes, was 13.0%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Barclays PLC	23

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 31.03.19 £bn
Opening CET1 capital	41.1

Profit for the period attributable to equity holders	1.2
Dividends paid and foreseen	(0.5)
Increase in retained regulatory capital generated from earnings	0.8

Net impact of share schemes	(0.3)
Fair value through other comprehensive income reserve	0.1
Currency translation reserve	(0.4)
Decrease in other qualifying reserves	(0.5)

Pension remeasurements within reserves	(0.4)
Defined benefit pension fund asset deduction	0.4
Net impact of pensions	-

Goodwill and intangible assets	0.1
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	0.1
Adjustment under IFRS 9 transitional arrangements[1]	(0.1)
Increase in regulatory capital due to adjustments and deductions	0.1

Closing CET1 capital	41.4

1	The IFRS 9 transitional add back decreased £0.1bn primarily due to the change in the phasing of transitional relief from 95% in 2018 to 85% in 2019.

Barclays PLC	24

Treasury and Capital Risk

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 31.03.19	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	3.8	60.7	0.2	-	-	-	0.1	-	11.8	76.6
Barclays International	56.2	68.5	10.3	15.9	0.1	4.1	16.5	15.6	28.9	216.1
Head Office	5.2	5.8	-	-	-	-	-	-	16.0	27.0
Barclays Group	65.2	135.0	10.5	15.9	0.1	4.1	16.6	15.6	56.7	319.7

As at 31.12.18
Barclays UK	3.3	59.7	0.2	-	-	0.1	0.1	-	11.8	75.2
Barclays International	55.6	67.0	9.9	15.0	0.2	3.3	13.9	16.8	29.0	210.7
Head Office	4.3	5.8	-	-	-	-	-	-	15.9	26.0
Barclays Group	63.2	132.5	10.1	15.0	0.2	3.4	14.0	16.8	56.7	311.9

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
As at 31.03.19	£bn	£bn	£bn	£bn	£bn
Opening RWAs	195.6	28.8	30.8	56.7	311.9
Book size	4.2	1.4	-	-	5.6
Acquisitions and disposals	-	-	-	-	-
Book quality	0.6	(0.1)	-	-	0.5
Model updates	-	-	-	-	-
Methodology and policy	1.6	0.5	1.4	-	3.5
Foreign exchange movements[1]	(1.8)	-	-	-	(1.8)
Closing RWAs	200.2	30.6	32.2	56.7	319.7

1	Foreign exchange movements does not include foreign exchange for counterparty credit risk or market risk.

RWAs increased £7.8bn to £319.7bn:

●	Book size increased RWAs £5.6bn primarily due to increased CIB seasonal activity

●	Methodology and policy increased RWAs £3.5bn reflecting the implementation of IFRS 16 in credit risk RWAs

●	Foreign exchange movements decreased for credit risk RWAs by £1.8bn primarily due to the depreciation of period end USD against GBP

Barclays PLC	25

Treasury and Capital Risk

Leverage ratio and exposures

Barclays is subject to a leverage ratio requirement of 4.0% as at 31 March 2019. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.2%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £5.8bn and the 0.2% CCLB was £2.2bn.

Barclays is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. Barclays is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures.

	As at 31.03.19	As at 31.12.18
Leverage ratios[1,2]	£bn	£bn
UK leverage ratio	4.9%	5.1%

CET1 capital	41.4	41.1
AT1 capital	11.0	9.5
T1 capital[3]	52.4	50.6

UK leverage exposure	1,065	999

Average UK leverage ratio	4.6%	4.5%
Average T1 capital[3]	51.2	50.5
Average UK leverage exposure	1,106	1,110

UK leverage exposure
Accounting assets
Derivative financial instruments	218	223
Derivative cash collateral	53	48
Securities financing transactions (SFTs)	135	121
Loans and advances and other assets	788	741
Total IFRS assets	1,194	1,133

Regulatory consolidation adjustments	(2)	(2)

Derivatives adjustments
Derivatives netting	(198)	(202)
Adjustments to cash collateral	(43)	(42)
Net written credit protection	16	19
Potential future exposure (PFE) on derivatives	125	123
Total derivatives adjustments	(100)	(102)

SFTs adjustments	17	17

Regulatory deductions and other adjustments	(11)	(11)

Weighted off-balance sheet commitments	108	108

Qualifying central bank claims	(141)	(144)

UK leverage exposure[2]	1,065	999

1	The fully loaded UK leverage ratio was 4.8%, with £51.3bn of T1 capital and £1,064bn of leverage exposure calculated without applying the transitional arrangements of the CRR.
2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR.
3	The T1 capital is calculated in line with the PRA Handbook, which excludes grandfathered AT1 instruments allowed under the CRR.

Barclays PLC	26

Treasury and Capital Risk

The UK leverage ratio decreased to 4.9% (December 2018: 5.1%) driven by a seasonal increase in UK leverage exposure of £66bn to £1,065bn (December 2018: £999bn), partially offset by an increase in T1 capital primarily due to the issuance of $2bn AT1 securities. Leverage exposure movements included a seasonal increase in settlement balances, securities financing transactions (SFTs) and trading portfolio assets.

The average UK leverage ratio increased to 4.6% (December 2018: 4.5%) driven by £0.7bn increase in T1 capital primarily driven by the issuance of $2bn AT1 securities. The average UK leverage exposure was stable at £1,106bn (December 2018: £1,110bn).

The difference between the average UK leverage ratio and the UK leverage ratio was primarily driven by the issuance of AT1 securities in March 2019 and lower SFT exposures at quarter end.

Barclays is required to disclose a CRR leverage ratio. This is included in the additional Barclays regulatory disclosures, prepared in accordance with European Banking Authority (EBA) guidelines on disclosure requirements under Part Eight of Regulation (EU) No 575/2013 (see Barclays PLC Pillar 3 Report Q1 2019), due to be published by 25 April 2019, available at home.barclays/investor-relations/reports-and-events/latest-financial-results.

Barclays PLC	27

Treasury and Capital Risk

Minimum requirement for own funds and eligible liabilities (MREL)

Under the Bank of England’s statement of policy on MREL, the Bank of England will set MREL for UK Global Systemically Important Banks (G-SIBs) as necessary to implement the total loss-absorbing capacity (TLAC) standard.

MREL is subject to phased implementation from 1 January 2019 and will be fully implemented by 1 January 2022, at which time G-SIBs with resolution entities incorporated in the UK, including Barclays, will be required to meet the higher of: (i) two times the sum of its Pillar 1 and Pillar 2A requirements or; (ii) the higher of two times its leverage ratio requirement or 6.75% of leverage exposures. However, the PRA will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation which may drive a different 1 January 2022 MREL than currently proposed. In addition, it is proposed that CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and MREL.

Barclays indicative MREL is currently expected to be 29.9% of RWAs from 1 January 2022 comprising:

●	Loss absorption and recapitalisation amounts consisting of two times the 8% Pillar 1 and 4.7% Pillar 2A requirement

●	Capital buffers including a 1.5% G-SII buffer, 2.5% CCB and 0.5% CCyB.

MREL ratios and position

MREL ratios[1]	As at 31.03.19	As at 31.12.18
CET1 capital	13.0%	13.2%
AT1 capital instruments and related share premium accounts[2]	3.4%	3.1%
T2 capital instruments and related share premium accounts[2]	2.0%	2.1%
Term senior unsecured funding	9.4%	9.7%
Total Barclays PLC (the Parent company) MREL ratio	27.7%	28.1%
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.7%	0.7%
Qualifying T2 capital (including minority interests) issued by subsidiaries	1.7%	1.6%
Total MREL ratio, including eligible Barclays Bank PLC instruments	30.2%	30.5%

MREL position[1]	£bn	£bn
CET1 capital	41.4	41.1
AT1 capital instruments and related share premium accounts[2]	11.0	9.6
T2 capital instruments and related share premium accounts[2]	6.3	6.6
Term senior unsecured funding	29.9	30.4
Total Barclays PLC (the Parent company) MREL position	88.7	87.7
Qualifying AT1 capital (including minority interests) issued by subsidiaries	2.3	2.3
Qualifying T2 capital (including minority interests) issued by subsidiaries	5.5	5.1
Total MREL position, including eligible Barclays Bank PLC instruments	96.5	95.1

Total RWAs[1]	319.7	311.9

1

CET1, T1 and T2 capital and RWAs are calculated applying the transitional arrangements of the CRR. This includes IFRS 9 transitional arrangements and the grandfathering of CRR non-compliant capital instruments.

2

Includes other AT1 capital regulatory adjustments and deductions of £0.1bn (included in AT1 issued by subsidiaries in December 2018: £0.1bn), and other T2 credit risk adjustments and deductions of £0.2bn (included in T2 issued by subsidiaries in December 2018: £0.3bn).

Barclays PLC	28

Condensed Consolidated Financial Statements

Condensed consolidated income statement

	Three months ended	Three months ended
	31.03.19	31.03.18
	£m	£m
Total income	5,252	5,358
Credit impairment charges and other provisions	(448)	(288)
Net operating income	4,804	5,070
Operating expenses excluding litigation and conduct	(3,257)	(3,364)
Litigation and conduct	(61)	(1,961)
Operating expenses	(3,318)	(5,325)
Other net (expenses)/income	(3)	19
Profit/(loss) before tax	1,483	(236)
Tax charge	(248)	(304)
Profit/(loss) after tax	1,235	(540)

Attributable to:
Equity holders of the parent	1,038	(764)
Other equity instrument holders[1]	180	171
Total equity holders of the parent	1,218	(593)
Non-controlling interests	17	53
Profit/(loss) after tax	1,235	(540)

Earnings per share
Basic earnings/(loss) per ordinary share[1]	6.1p	(4.2p)

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to Additional Tier 1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in reserves. The Q119 tax credit was £48m (Q118: £46m). This change does not impact earnings per share or return on average tangible shareholders’ equity.

Barclays PLC	29

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet

	As at	As at
	31.03.19[1]	31.12.18

Assets	£m	£m
Cash and balances at central banks	166,020	177,069
Cash collateral and settlement balances	101,551	77,222
Loans and advances at amortised cost	330,685	326,406
Reverse repurchase agreements and other similar secured lending	10,910	2,308
Trading portfolio assets	117,490	104,187
Financial assets at fair value through the income statement	158,386	149,648
Derivative financial instruments	217,703	222,538
Financial assets at fair value through other comprehensive income	66,715	52,816
Investments in associates and joint ventures	725	762
Goodwill and intangible assets	7,921	7,973
Current tax assets	799	798
Deferred tax assets	3,528	3,828
Other assets	11,110	7,728
Total assets	1,193,543	1,133,283

Liabilities
Deposits at amortised cost	412,710	394,838
Cash collateral and settlement balances	90,188	67,522
Repurchase agreements and other similar secured borrowing	20,832	18,578
Debt securities in issue	86,982	82,286
Subordinated liabilities	20,549	20,559
Trading portfolio liabilities	46,324	37,882
Financial liabilities designated at fair value	222,277	216,834
Derivative financial instruments	213,558	219,643
Current tax liabilities	600	628
Deferred tax liabilities	33	51
Other liabilities	13,606	10,683
Total liabilities	1,127,659	1,069,504

Equity
Called up share capital and share premium	4,320	4,311
Other reserves	5,408	5,153
Retained earnings	43,814	43,460
Shareholders’ equity attributable to ordinary shareholders of the parent	53,542	52,924
Other equity instruments	11,119	9,632
Total equity excluding non-controlling interests	64,661	62,556
Non-controlling interests	1,223	1,223
Total equity	65,884	63,779

Total liabilities and equity	1,193,543	1,133,283

1

Barclays adopted the accounting standard IFRS 16 on 1 January 2019. The impact on adoption was an increase in other assets of £1.6bn, an increase in other liabilities of £1.6bn, with no material impact on retained earnings.

Barclays PLC	30

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity

	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
Three months ended 31.03.19	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2019	4,311	9,632	5,153	43,460	62,556	1,223	63,779
Profit after tax	-	180	-	1,038	1,218	17	1,235
Other comprehensive profit after tax for the period	-	-	255	(408)	(153)	-	(153)
Total comprehensive income for the period	-	180	255	630	1,065	17	1,082
Issue of new ordinary shares	-	-	-	-	-	-	-
Issue of shares under employee share schemes	9	-	-	112	121	-	121
Issue and exchange of other equity instruments	-	1,509	-	-	1,509	-	1,509
Other equity instruments coupons paid[1]	-	(180)	-	-	(180)	-	(180)
Vesting of shares under employee share schemes	-	-	-	(384)	(384)	-	(384)
Dividends paid	-	-	-	-	-	(17)	(17)
Other movements	-	(22)	-	(4)	(26)	-	(26)
Balance as at 31 March 2019	4,320	11,119	5,408	43,814	64,661	1,223	65,884

	As at 31.03.19	As at 31.12.18
Other reserves	£m	£m
Currency translation reserve	3,508	3,888
Fair value through other comprehensive income reserve	(116)	(258)
Cash flow hedging reserve	969	660
Own credit reserve	63	(121)
Other reserves and treasury shares	984	984
Total	5,408	5,153

1

From 2019, due to an IAS 12 update, the tax relief on payments in relation to Additional Tier 1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in reserves. The Q119 tax credit was £48m (Q118: £46m). This change does not impact earnings per share or return on average tangible shareholders’ equity.

Barclays PLC	31

Barclays PLC Parent Company

Summary balance sheet

	As at	As at
	31.03.19	31.12.18
Assets	£m	£m
Investment in subsidiaries	59,374	57,374
Loans and advances to subsidiaries	28,702	29,374
Financial assets at fair value through the income statement	7,212	6,945
Derivative financial instruments	126	168
Other assets	175	115
Total assets	95,589	93,976

Liabilities
Deposits at amortised cost	508	576
Debt securities in issue	31,587	32,373
Subordinated liabilities	6,616	6,775
Financial liabilities designated at fair value	140	—
Other liabilities	125	72
Total liabilities	38,976	39,796

Equity
Called up share capital and share premium	4,320	4,311
Other equity instruments	11,142	9,633
Other reserves	394	394
Retained earnings	40,757	39,842
Total equity	56,613	54,180

Total liabilities and equity	95,589	93,976

Investment in subsidiaries

The investment in subsidiaries of £59,374m (December 2018: £57,374m) predominantly relates to investments in Barclays Bank PLC and Barclays Bank UK PLC, as well as holdings of their AT1 securities of £11,163m (December 2018: £9,666m). The increase of £2,000m in the quarter was predominantly driven by a £504m capital contribution into Barclays Bank PLC and an additional $2,000m AT1 holding.

Subordinated liabilities and financial liabilities designated at fair value

In the three months ended 31 March 2019, Barclays PLC issued ¥20,000m Fixed-to-floating Rate Bonds, which are included within the financial liabilities designated at fair value balance of £140m (December 2018: £nil). Barclays PLC did not issue any subordinated liabilities in the period.

Other equity instruments

Other equity instruments comprises AT1 securities issued by Barclays PLC. In the quarter, Barclays PLC issued a $2,000m AT1 security.

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. Barclays PLC may invest capital and funding into Barclays Bank PLC, Barclays Bank UK PLC and other Barclays Group subsidiaries such as the Group Service Company and the US Intermediate Holding Company (IHC). In June 2018, the Bank of England published its updated statement of policy on ‘The Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL)’. Accordingly, during the course of December 2018 Barclays restructured certain investments in subsidiaries, including subordinating internal MREL instruments beneath operating liabilities, to the extent required to achieve compliance with internal MREL requirements which came in to effect on 1 January 2019.

Barclays PLC	32

Appendix: Non-IFRS Performance Measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost.

Period end allocated tangible equity

Allocated tangible equity is calculated as 13.0% (2018: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity	Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity

Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity

Annualised profit after tax attributable to ordinary equity holders of the parent (pre 2019 included an adjustment for the tax credit in reserves in respect of other equity instruments), as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 34.

Return on average allocated tangible equity

Annualised profit after tax attributable to ordinary equity holders of the parent (pre 2019 included an adjustment for the tax credit in reserves in respect of other equity instruments), as a proportion of average allocated tangible equity. The components of the calculation have been included on page 34.

Cost: income ratio	Total operating expenses divided by total income.

Loan loss rate

Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 19.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 18.

Tangible net asset value per share

Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 39.

Performance measures excluding litigation and conduct	Calculated by excluding litigation and conduct charges from performance measures. The components of the calculations have been included on pages 35 to 39.

Barclays PLC	33

Appendix: Non-IFRS Performance Measures

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent (pre 2019 included an adjustment for the tax credit in reserves in respect of other equity instruments) as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.0% (2018: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Barclays Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

Three months ended 31.03.19	Attributable profit/(loss) £m	Tax credit in respect of interest payments on other equity instruments[1] £m	Profit/(loss) attributable to ordinary equity holders of the parent £m	Average tangible equity £bn	Return on average tangible equity %
Barclays UK	422		422	10.4	16.3
Corporate and Investment Bank	582		582	25.1	9.3
Consumer, Cards and Payments	206		206	5.4	15.4
Barclays International	788		788	30.5	10.4
Head Office	(172)		(172)	4.3	n/m
Barclays Group	1,038		1,038	45.2	9.2

Three months ended 31.03.18
Barclays UK	(38)	12	(26)	9.8	(1.1)
Corporate and Investment Bank	805	29	834	25.6	13.0
Consumer, Cards and Payments	168	5	173	4.5	15.6
Barclays International	973	34	1,007	30.1	13.4
Head Office	(1,699)	-	(1,699)	4.3	n/m
Barclays Group	(764)	46	(718)	44.2	(6.5)

1

From 2019, the tax credit is recorded in the income statement tax charge, whereas it was previously recorded in reserves. As a result the tax credit is no longer adjusted for to calculate return on average tangible equity.

Barclays PLC	34

Appendix: Non-IFRS Performance Measures

Performance measures excluding litigation and conduct

Barclays Group

	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(3,318)	(4,093)	(3,434)	(3,391)	(5,325)	(4,369)	(3,355)	(4,113)
Impact of litigation and conduct	61	60	105	81	1,961	383	81	715
Operating expenses	(3,257)	(4,033)	(3,329)	(3,310)	(3,364)	(3,986)	(3,274)	(3,398)

Total income	5,252	5,073	5,129	5,576	5,358	5,022	5,173	5,058

Cost: income ratio excluding litigation and conduct	62%	79%	65%	59%	63%	79%	63%	67%
Profit before tax
Profit/(loss) before tax	1,483	374	1,461	1,895	(236)	93	1,107	659
Impact of litigation and conduct	61	60	105	81	1,961	383	81	715
Profit before tax excluding litigation and conduct	1,544	434	1,566	1,976	1,725	476	1,188	1,374

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	1,038	(76)	1,002	1,232	(764)	(1,294)	583	(1,401)
Post-tax impact of litigation and conduct	46	62	85	59	1,930	351	77	703
Attributable profit/(loss) excluding litigation and conduct	1,084	(14)	1,087	1,291	1,166	(943)	660	(698)
Tax credit in respect of interest payments on other equity instruments	-	62	48	47	46	49	43	44
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,084	48	1,135	1,338	1,212	(894)	703	(654)

Return on average tangible shareholders’ equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders’ equity	53.2	52.2	52.5	51.3	52.0	55.9	56.6	57.5
Average goodwill and intangibles	(8.0)	(7.9)	(7.9)	(7.8)	(7.8)	(7.8)	(7.8)	(8.2)
Average tangible shareholders’ equity	45.2	44.3	44.6	43.5	44.2	48.1	48.9	49.3

Return on average tangible shareholders’ equity excluding litigation and conduct	9.6%	0.4%	10.2%	12.3%	11.0%	(7.4%)	5.7%	(5.3%)

Basic earnings per ordinary share
Basic weighted average number of shares (m)	17,111	17,075	17,074	17,067	17,037	16,996	16,994	16,989

Basic earnings/(loss) per ordinary share excluding litigation and conduct	6.3p	0.3p	6.6p	7.8p	7.1p	(5.3p)	4.1p	(3.8p)

Barclays PLC	35

Appendix: Non-IFRS Performance Measures

Barclays UK

	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,002)	(1,175)	(1,042)	(971)	(1,416)	(1,229)	(991)	(1,673)
Impact of litigation and conduct	3	15	54	3	411	53	11	699
Operating expenses	(999)	(1,160)	(988)	(968)	(1,005)	(1,176)	(980)	(974)

Total income	1,777	1,863	1,896	1,836	1,788	1,870	1,852	1,820

Cost: income ratio excluding litigation and conduct	56%	62%	52%	53%	56%	63%	53%	54%

Profit before tax
Profit/(loss) before tax	585	390	740	656	170	452	661	(74)
Impact of litigation and conduct	3	15	54	3	411	53	11	699
Profit before tax excluding litigation and conduct	588	405	794	659	581	505	672	625

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	422	232	500	464	(38)	245	423	(285)
Post-tax impact of litigation and conduct	2	12	48	1	411	37	8	691
Attributable profit excluding litigation and conduct	424	244	548	465	373	282	431	406
Tax credit in respect of interest payments on other equity instruments	-	9	10	9	12	13	9	9
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	424	253	558	474	385	295	440	415

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.9	13.6	13.7	13.6	13.4	13.1	14.0	13.5
Average goodwill and intangibles	(3.5)	(3.5)	(3.6)	(3.5)	(3.5)	(3.5)	(4.6)	(4.8)
Average allocated tangible equity	10.4	10.1	10.1	10.1	9.8	9.6	9.4	8.7

Return on average allocated tangible equity excluding litigation and conduct	16.4%	10.1%	22.0%	18.8%	15.7%	12.3%	18.7%	19.1%

Barclays PLC	36

Appendix: Non-IFRS Performance Measures

Barclays International

	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(2,225)	(2,684)	(2,309)	(2,353)	(2,315)	(2,948)	(2,187)	(2,272)
Impact of litigation and conduct	19	33	32	47	15	255	5	(4)
Operating expenses	(2,206)	(2,651)	(2,277)	(2,306)	(2,300)	(2,693)	(2,182)	(2,276)

Total income	3,570	3,221	3,290	3,707	3,808	3,319	3,315	3,610

Cost: income ratio excluding litigation and conduct	62%	82%	69%	62%	60%	81%	66%	63%

Profit before tax
Profit before tax	1,118	215	850	1,297	1,413	6	652	1,261
Impact of litigation and conduct	19	33	32	47	15	255	5	(4)
Profit before tax excluding litigation and conduct	1,137	248	882	1,344	1,428	261	657	1,257

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	788	(72)	650	890	973	(1,168)	359	819
Post-tax impact of litigation and conduct	16	34	26	34	12	250	4	(3)
Attributable profit/(loss) excluding litigation and conduct	804	(38)	676	924	985	(918)	363	816
Tax credit in respect of interest payments on other equity instruments	-	51	37	36	34	34	32	27
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	804	13	713	960	1,019	(884)	395	843

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	31.6	32.4	32.5	32.8	31.4	29.9	31.5	30.1
Average goodwill and intangibles	(1.1)	(1.1)	(1.3)	(1.4)	(1.4)	(1.4)	(2.6)	(2.8)
Average allocated tangible equity	30.5	31.3	31.1	31.4	30.1	28.5	28.9	27.4

Return on average allocated tangible equity excluding litigation and conduct	10.6%	0.2%	9.2%	12.2%	13.6%	(12.4% )	5.5%	12.3%

Barclays PLC	37

Appendix: Non-IFRS Performance Measures

Corporate and Investment Bank

	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Profit/(loss) before tax	827	85	498	835	1,175	(252)	593	925
Impact of litigation and conduct	19	23	32	-	13	255	5	(4)
Profit before tax excluding litigation and conduct	846	108	530	835	1,188	3	598	921

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	582	(128)	397	567	805	(1,256)	340	623
Post-tax impact of litigation and conduct	16	27	25	-	10	250	4	(3)
Attributable profit/(loss) excluding litigation and conduct	598	(101)	422	567	815	(1,006)	344	620
Tax credit in respect of interest payments on other equity instruments	-	44	34	33	29	29	28	22
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	598	(57)	456	600	844	(977)	372	642

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	25.2	26.0	26.2	26.7	25.9	24.7	25.8	24.4
Average goodwill and intangibles	(0.1)	-	(0.2)	(0.3)	(0.3)	(0.4)	(1.1)	(1.2)
Average allocated tangible equity	25.1	26.0	25.9	26.4	25.6	24.3	24.8	23.3

Return on average allocated tangible equity excluding litigation and conduct	9.5%	(0.9% )	7.0%	9.1%	13.2%	(16.1% )	6.0%	11.1%
Consumer, Cards and Payments
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	291	130	352	462	238	258	59	336
Impact of litigation and conduct	-	10	-	47	2	-	-	-
Profit before tax excluding litigation and conduct	291	140	352	509	240	258	59	336

Profit attributable to ordinary equity holders of the parent
Attributable profit	206	56	253	323	168	88	19	196
Post-tax impact of litigation and conduct	-	7	1	34	2	-	-	-
Attributable profit excluding litigation and conduct	206	63	254	357	170	88	19	196
Tax credit in respect of interest payments on other equity instruments	-	7	3	3	5	5	4	5
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	206	70	257	360	175	93	23	201

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	6.4	6.4	6.3	6.0	5.5	5.3	5.7	5.7
Average goodwill and intangibles	(1.0)	(1.1)	(1.1)	(1.1)	(1.0)	(1.1)	(1.5)	(1.6)
Average allocated tangible equity	5.4	5.3	5.2	5.0	4.5	4.2	4.2	4.1

Return on average allocated tangible equity excluding litigation and conduct	15.4%	5.4%	19.9%	28.9%	15.7%	9.0%	2.2%	19.4%

Barclays PLC	38

Appendix: Non-IFRS Performance Measures

Head Office

	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(220)	(231)	(129)	(58)	(1,819)	(365)	(206)	(122)
Impact of litigation and conduct	39	12	19	31	1,535	75	65	1
Loss before tax excluding litigation and conduct	(181)	(219)	(110)	(27)	(284)	(290)	(141)	(121)

Profit attributable to ordinary equity holders of the parent
Attributable loss	(172)	(236)	(148)	(122)	(1,699)	(371)	(199)	(175)
Post-tax impact of litigation and conduct	28	16	11	24	1,507	64	65	1
Attributable loss excluding litigation and conduct	(144)	(220)	(137)	(98)	(192)	(307)	(134)	(174)

Tangible net asset value

	As at 31.03.19 £m	As at 31.12.18 £m	As at 31.03.18 £m
Total equity excluding non-controlling interests	64,661	62,556	59,519
Other equity instruments	(11,119)	(9,632)	(8,941)
Shareholders’ equity attributable to ordinary shareholders of the parent	53,542	52,924	50,578
Goodwill and intangibles	(7,921)	(7,973)	(7,806)
Tangible shareholders’ equity attributable to ordinary shareholders of the parent	45,621	44,951	42,772

	m	m	m
Shares in issue	17,139	17,133	17,069

	p	p	p
Net asset value per share	312	309	296
Tangible net asset value per share	266	262	251

Barclays PLC	39

Appendix: Non-IFRS Performance Measures

Profit/(loss) attributable to ordinary equity holders of the parent	Q119 £m	Q418 £m	Q318 £m	Q218 £m	Q118 £m	Q417 £m	Q317 £m	Q217 £m
Barclays UK	422	241	509	473	(26)	257	433	(276)
Corporate and Investment Bank	582	(84)	431	600	834	(1,227)	368	646
Consumer, Cards and Payments	206	63	256	326	173	93	23	201
Barclays International	788	(21)	687	926	1,007	(1,134)	391	847
Head Office	(172)	(236)	(147)	(119)	(1,699)	(368)	(197)	(172)
Barclays Non-Core	-	-	-	-	-	-	-	(221)
Africa Banking discontinued operation	-	-	-	-	-	-	-	(1,533)
Barclays Group	1,038	(14)	1,049	1,280	(718)	(1,245)	626	(1,357)

Average allocated equity[1]	Q119 £bn	Q418 £bn	Q318 £bn	Q218 £bn	Q118 £bn	Q417 £bn	Q317 £bn	Q217 £bn
Barclays UK	13.9	13.6	13.7	13.6	13.4	13.1	14.0	13.5
Corporate and Investment Bank	25.2	26.0	26.2	26.7	25.9	24.7	25.8	24.4
Consumer, Cards and Payments	6.4	6.4	6.3	6.0	5.5	5.3	5.7	5.7
Barclays International	31.6	32.4	32.5	32.8	31.4	29.9	31.5	30.1
Head Office	7.7	6.2	6.4	4.9	7.2	12.8	11.1	9.5
Barclays Non-Core	-	-	-	-	-	-	-	4.5
Barclays Group	53.2	52.2	52.5	51.3	52.0	55.9	56.6	57.5

Return on average allocated equity[2]	Q119%	Q418%	Q318%	Q218%	Q118%	Q417%	Q317%	Q217%
Barclays UK	12.2%	7.1%	14.9%	13.9%	(0.8%)	7.8%	12.3%	(8.2%)
Corporate and Investment Bank	9.3%	(1.3%)	6.6%	9.0%	12.9%	(19.9%)	5.7%	10.6%
Consumer, Cards and Payments	12.8%	3.9%	16.3%	21.6%	12.6%	7.1%	1.6%	14.1%
Barclays International	10.0%	(0.3%)	8.5%	11.3%	12.8%	(15.1%)	5.0%	11.2%
Barclays Group[3]	7.8%	(0.1%)	8.0%	10.0%	(5.5%)	(8.9%)	4.4%	(9.4%)

1	This table shows average equity for the Group and average allocated equity for both the IFRS reporting segments and the sub-segments of Barclays International.
2	This table shows return on average equity for the Group and return on average allocated equity for both the IFRS reporting segments and sub-segments of Barclays International.
3	Includes Head Office.

Barclays PLC	40

Appendix: Barclays Non-Core Results

The Barclays Non-Core segment was closed on 1 July 2017 with the residual assets and liabilities reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office. Financial results up until 30 June 2017 are reflected in the Non-Core segment within the Barclays Group’s results.

Barclays Non-Core

	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	-	-	-	-	-	-	(123)
Net trading income	-	-	-	-	-	-	-	(411)
Net fee, commission and other income	-	-	-	-	-	-	-	78
Total income	-	-	-	-	-	-	-	(456)
Credit impairment charges and other provisions	-	-	-	-	-	-	-	(27)
Net operating expenses	-	-	-	-	-	-	-	(483)
Operating expenses	-	-	-	-	-	-	-	(108)
Litigation and conduct	-	-	-	-	-	-	-	(19)
Total operating expenses	-	-	-	-	-	-	-	(127)
Other net income	-	-	-	-	-	-	-	204
Loss before tax	-	-	-	-	-	-	-	(406)
Tax credit	-	-	-	-	-	-	-	207
Loss after tax	-	-	-	-	-	-	-	(199)
Non-controlling interests	-	-	-	-	-	-	-	(8)
Other equity instrument holders	-	-	-	-	-	-	-	(19)
Attributable loss	-	-	-	-	-	-	-	(226)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	-	-	-	-	-	-	-	48.3
Derivative financial instrument assets	-	-	-	-	-	-	-	150.3
Derivative financial instrument liabilities	-	-	-	-	-	-	-	143.0
Financial assets designated at fair value	-	-	-	-	-	-	-	12.1
Total assets	-	-	-	-	-	-	-	233.0
Customer deposits	-	-	-	-	-	-	-	11.8
Risk weighted assets	-	-	-	-	-	-	-	22.8

Barclays PLC	41

Appendix: Discontinued Operation Results

Following the reduction of the Barclays Group’s interest in BAGL in 2017, Barclays remaining holding of 14.9%, as at Q119, is reported as a financial asset at fair value through other comprehensive income in the Head Office segment, with Barclays share of Absa Group Limited’s dividend recognised in the Head Office income statement.

Africa Banking

	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	-	-	-	-	-	-	407
Net fee, commission and other income	-	-	-	-	-	-	-	297
Total income	-	-	-	-	-	-	-	704
Credit impairment charges and other provisions	-	-	-	-	-	-	-	(71)
Net operating income	-	-	-	-	-	-	-	633
Operating expenses excluding impairment of Barclays holding in BAGL	-	-	-	-	-	-	-	(477)
Other net income excluding loss on sale of BAGL	-	-	-	-	-	-	-	3
Profit before tax excluding impairment of Barclays holding in BAGL and loss on sale of BAGL	-	-	-	-	-	-	-	159
Impairment of Barclays holding in BAGL	-	-	-	-	-	-	-	(206)
Loss on sale of BAGL	-	-	-	-	-	-	-	(1,435)
Loss before tax	-	-	-	-	-	-	-	(1,482)
Loss after tax	-	-	-	-	-	-	-	(1,537)
Attributable loss	-	-	-	-	-	-	-	(1,534)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	-	-	-	-	-	-	-	-
Risk weighted assets	-	-	-	-	-	-	-	9.8

1	The Africa Banking income statement represents two months of results as a discontinued operation to 31 May 2017.

Barclays PLC	42

Shareholder Information

Results timetable[1]	Date
2019 Interim Results Announcement	1 August 2019

				% Change[3]
Exchange rates[2]	31.03.19	31.12.18	31.03.18	31.12.18	31.03.18
Period end - USD/GBP	1.30	1.28	1.40	2%	(7%)
3 month average - USD/GBP	1.30	1.29	1.39	1%	(6%)
Period end - EUR/GBP	1.16	1.12	1.14	4%	2%
3 month average - EUR/GBP	1.15	1.13	1.13	2%	2%

Share price data
Barclays PLC (p)	154.68	150.52	206.50
Barclays PLC number of shares (m)	17,139	17,133	17,069

For further information please contact

Investor relations	Media relations
Lisa Bartrip +44 (0) 20 7773 0708	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.

Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

1	Note that these dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Barclays PLC	43

Glossary of Terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Barclays Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Barclays Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ AT1 capital largely comprises eligible non-common equity capital securities and any related share premium.

‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.

‘Advanced Measurement Approach (AMA)’ Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.

‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an interest rate movement over a one-year period.

‘Annualised cumulative weighted average lifetime PD’ The probability of default over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Arrears Managed Accounts’ Arrears Managed Accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays PLC adjusted for the after tax amounts of capital securities classified as equity.

‘Average allocated tangible shareholders equity’ Calculated as the average of the previous month’s period end allocated tangible shareholders’ equity and the current month’s period end allocated tangible shareholders’ equity. The average allocated tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

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Glossary of Terms

‘Average tangible shareholders’ equity’ Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Average UK leverage ratio’ As per the PRA rulebook, is calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter

‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘BAGL’ or ‘Barclays Africa’ Barclays Africa Group Limited, which was previously a subsidiary of the Barclays Group. Following a sell down of shares resulting in a loss of control, the Barclays Group’s shareholding in BAGL is now classified as a financial asset at fair value through other comprehensive income.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + ... ) / total outstandings in portfolio.

‘Barclaycard’ An international consumer payments business serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany and Scandinavia.

‘Barclaycard Consumer UK’ The international Barclaycard business, Barclays Business Solutions and the international Wealth business.

‘Barclays’ or ’Barclays Group’ Barclays PLC together with its subsidiaries.

‘Barclays Bank Group’ Barclays Bank PLC together with its subsidiaries.

‘Barclays Bank UK Group’ Barclays Bank UK PLC together with its subsidiaries.

‘Barclays Operating businesses’ The core Barclays businesses operated by Barclays UK (which include the UK Personal business, the small UK Corporate and UK Wealth businesses and the Barclaycard UK consumer credit cards business) and Barclays International (which include the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business; and Barclaycard Business Solutions).

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses.

‘Barclays Execution Services’ or ‘BX’ or BSerL’ or ‘Group Service Company’ Barclays Services Limited, the Group services company set up to provide services to Barclays UK and Barclays International to deliver operational continuity.

‘Barclays International’ The segment of Barclays held by Barclays Bank PLC which has not been ring-fenced as part of regulatory ring fencing requirements. The division includes the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business (consisting of the US, German and Nordic consumer credit cards businesses); and Barclaycard Business Solutions (including merchant acquiring).

‘Barclays Non-Core’ The previously reported unit comprising of a group of businesses and assets that were exited or run down by Barclays, which was closed in 2017.

‘Barclays UK’ The segment of Barclays held by Barclays Bank UK PLC which has been ring-fenced as part of regulatory ring fencing requirements. The division includes the UK Personal business; the small UK Corporate and UK Wealth businesses; and the Barclaycard UK consumer credit cards business.

‘Basel 3’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.

‘Basel Committee of Banking Supervision (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.

‘Basic Indicator Approach (BIA)’ Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

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Glossary of Terms

‘Basis risk’ Index/Tenor risk, that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

‘Book quality’ In the context of the Capital Risk section, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.

‘Book size’ In the context of the Capital Risk section, changes in RWAs driven by business activity, including net originations or repayments.

‘Business Banking’ Offers specialist advice, products and services to small and medium enterprises in the UK.

‘Business Lending’ Business Lending in Barclays UK that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital ratios’ Key financial ratios measuring the Bank’s capital adequacy or financial strength expressed as a percentage of RWAs.

‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, which accompanies CRD IV and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity.

‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the program, had such exposures not been securitised.

‘Capital resources’ Common Equity Tier 1, Additional Tier 1 and Tier 2 capital those are eligible to satisfy capital requirements under CRD IV.

‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Charges add-on and non VaR’ In the context of RWAs, any additional Market Risk not captured within Modelled VaR, including Incremental Risk Charges and Correlation Risk.

‘Client Assets’ Assets managed or administered by Barclays Group on behalf of clients including assets under management (AUM), custody assets, assets under administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

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Glossary of Terms

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Combined Buffer Requirement’ In the context of the CRD IV capital obligations, the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the OSII buffer, the Systemic Risk buffer and an institution specific counter-cyclical buffer.

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to providing development of frameworks and guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under Basel III that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.

‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of RWAs.

‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest bank holding companies operating in the United States assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.

‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).

‘Conduct risk’ The risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.

‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Consumer, Cards and Payments’ The international Barclaycard business, Barclays Business Solutions and the international Wealth business.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays Group or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer’s perspective in the event of the Barclays Group’s Common Equity Tier 1 (CET1) ratio falling below a specific level, or at the direction of regulators.

‘Conversion Trigger’ Used in the context of Contingent Capital Notes and AT1 securities. A capital adequacy trigger event occurs when the CET1 ratio of the bank falls below a certain level (the trigger) as defined in the Terms & Conditions of the instruments issued. See Contingent Capital Notes.

‘Core deposit intangibles’ Premium paid to acquire the deposit base of an institution.

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

‘Corporate and Investment Banking (CIB)’ Barclays Corporate and Investment Banking businesses which form part of Barclays International.

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Glossary of Terms

‘Cost: income ratio’ Operating expenses divided by total income.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Cost: net operating income ratio’ Operating expenses compared to total income less credit impairment charges and other provisions.

‘Cost to income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.

‘Counter-Cyclical Capital Buffer (CCyB)’ CET1 Capital that is required to be held under CRD IV rules to ensure that banks build up surplus capital when macroeconomic conditions indicate areas of the economy are overheating.

‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that applies to all Prudential Regulation Authority (PRA) regulated institutions from 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC). The CCLB applies in addition to the minimum of 3.25% and any G-SII additional Leverage Ratio Buffer that applies.

‘Counterparty credit risk’ The risk related to a counterparty defaulting before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union.

’Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit Products’ Represents credit products and Securitised Products.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.

‘Credit Rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.

‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; collateral, netting and set-off, and risk transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

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Glossary of Terms

‘CRR leverage exposure’ Is calculated in accordance with article 429 as per the CRR.

‘CRR leverage ratio’ Is calculated using the CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as the denominator.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Barclays Group. The charge is prescribed by the CRR.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform on contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.

‘Debt buy-backs’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.

‘Default grades’ Barclays Group classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

‘Default fund contributions’ The amount of contribution made by members of a central counterparty (CCP). All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by that member.

‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank

‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed Accounts limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total earnings per share.

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Glossary of Terms

‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.

‘Effective Expected Positive Exposure (EEPE)’ The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays Group risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group; sets out risk appetite requirements; sets out roles and responsibilities for risk management; and sets out risk committee structure.

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short term equity investment and to smoothen the income over a medium/long term.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘European Banking Authority (EBA)’ The European Banking Authority (EBA) is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, efficiency and orderly functioning of the banking sector.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.

‘Eurozone’ Represents the 19 European Union countries that have adopted the euro as their common currency. The 19 countries are Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and must reflect the unbiased and probability weighted assessment of a range of outcomes.

‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an internals ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.

’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

‘Exposure at Default (EAD)’ The estimation of the extent to which Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRD IV.

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Glossary of Terms

‘Federal Reserve Board (FRB)’ Is the governing board of the Federal Reserve System of the United States of America, in charge of making the country’s monetary policy.

‘Financial Policy Committee (FPC)’ The Bank of England’s Financial Policy Committee (FPC) identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.

‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.

‘Fitch’ A credit rating agency.

‘Forbearance Programmes’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘Forbearance Programmes for Credit Cards’ Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 3 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

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Glossary of Terms

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRD IV.

‘Funded credit protection’ Is a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with, the amount of the difference between the amount of the exposure and the amount of a claim on the institution.

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General Data Protection Regulations (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation by which the European Parliament, the Council of the European Union and the European Commission intend to strengthen and unify data protection for all individuals within the European Union.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘Global-Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of globally systemically important banks.

‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to globally systemically important banks (G-SIBs) and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined systemic risk buffers that applies to the bank.

‘GSII Buffer’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.

‘Grandfathering’ In the context of CRD IV capital resources, the phasing in of the application of instrument eligibility rules which allows CRR non-compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office’ A division comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.

‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

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Glossary of Terms

‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the United States.

‘IMA / Internal Model Approach’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal market risk model.

‘IMM / Internal Model Method’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Identified Impairment (II)’ Specific impairment allowances for financial assets, individually estimated.

‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.

‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Impairment Coverage Ratio’ Impairment allowance held against balances in a specific portfolio expressed as a percentage of balances in the specific portfolio.

‘Income’ Total income, unless otherwise specified.

‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults beyond what is already captured in specific market risk VaR for the non correlation trading portfolio.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Independent Validation Unit (IVU)’ The function within the bank responsible for independent review, challenge and approval of all models.

‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

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Glossary of Terms

‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank’s internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal Internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the Barclays Group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the Barclays Group’s risk appetite, economic capital and stress testing frameworks.

‘Internal model method (IMM)’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘A-IRB’): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.

‘Investment Bank’ The Barclays Group’s investment bank which consists of origination led and returns focused markets and banking business which forms part of the Corporate and Investment Banking segment of Barclays International.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

‘Lag risk’ Arises from the delay in re-pricing customer rates for certain variable/managed rate products, following an underlying change to market interest rates. This is typically driven by either regulatory constraint around customer notification on pricing changes, processing time for the Barclays Group’s and/or Entity’s notification systems or contractual agreements within a product’s terms and conditions.

‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank’s eligible capital.

‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Group to meet its legal obligations including regulatory or contractual requirements.

‘Lender Option Borrower Option (LOBO)’ A clause previously included in ESHLA loans that allowed Barclays, on specific dates, to raise the fixed interest rate on the loan, upon which the borrower had the option to either continue with the loan at the higher rate, or re-pay the loan at par.

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

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Glossary of Terms

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include, for example, lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.

‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks.

‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations or that is does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC) and which incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

‘Loan loss rate’ Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Macro Products’ Represents Rates, currency and commodities income.

‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current mark to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

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Glossary of Terms

‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.

‘Medium-Term Notes’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

‘Methodology and policy’ In the context of the Capital Risk section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘MiFid2’ The Markets in Financial Instruments Directive 2004/39/EC (known as “MiFID” 1) as subsequently amended to MiFID 2 is a European Union law that provides harmonised regulation for investment services across the 31 member states of the European Economic Area.

‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution. An institution’s MREL requirement is set by its resolution authority. Amendments are proposed to align MREL and TLAC requirements for EU G-SIBs.

‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

‘Model updates’ In the context of the Capital Risk section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of RWAs, Market risk calculated using value at risk models laid down by the CRR and supervised by the PRA.

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

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Glossary of Terms

‘Net interest income (NII)’ The difference between interest income on assets and interest expense on liabilities.

‘Net interest margin (NIM)’ Annualised net interest income divided by the sum of average customer assets.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net tangible asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer net interest income’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of RWAs, Counterparty credit risk, RWAs where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-performing proportion of outstanding balances’ Defined as balances greater than 90 days delinquent (including forbearance accounts greater than 90 days and accounts charged off to recoveries), expressed as a percentage of outstanding balances.

‘Non-performing balances impairment coverage ratio’ Impairment allowance held against non performing balances expressed as a percentage of non performing balances.

‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact bank’s capital and/or earnings due to adverse movements in Interest or Foreign Exchange Rates.

‘Non-Traded VaR’ Reflects the volatility in the value of the available for sale investments in the liquidity pool which flow directly through capital via the available for sale reserve. The underlying methodology to calculate non traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non Traded VaR represents the volatility to capital driven by the available for sale exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.

‘Operational risk’ The risk of loss to the bank from inadequate or failed processes or systems, human factors or due to external events (for example, fraud) where the root cause is not due to credit or market risks.

‘Operational Riskdata eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

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Glossary of Terms

‘Origination led’ Focus on high margin, low capital fee based activities and related hedging opportunities.

‘Origination exposure model’ A technique used to measure the counterparty credit risk of losing anticipated cash flows from forwards, swaps, options and other derivatives contracts in the event the counterparty to the contract should default.

‘OSII’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Personal Banking’ Offers retail advice, products and services to community and premier customers in the UK.

‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded RWAs for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office tangible equity represents the difference between the Barclays Group’s tangible equity and the amounts allocated to businesses.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

‘Potential Future Exposure (PFE) on Derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans that are currently complying with repayment terms but where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘PRA waivers’ PRA approvals that specifically give permission to the bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Principal Risks’ the principal risks affecting the Barclays Group described in the risk review section of the Barclays PLC Annual Report.

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Glossary of Terms

‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge in place to reduce earnings volatility on product balances with an instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.

‘Properties in Possession held as ’Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa, where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment banks in the UK. The PRA is a subsidiary of the Bank of England.

‘Prudential valuation adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). It includes most types of credit card exposure.

‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.

‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).

‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Group’s exposure.

‘Redenomination risk’ The risk of financial loss to the Barclays Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

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Glossary of Terms

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repricing lag risk’ The risk that when underlying interest rates change it can take a number of months to change the customer rate e.g. should rates decrease then we would need to let our variable savings rate customers know that we would be decreasing their savings rates. This could result in a loss of income as it may take several months, whereas the “funding/investment” benefit reduces immediately.

‘Repurchase agreement (Repo)’ / ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a Reverse repurchase agreement or Reverse repo.

‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

‘Re-securitisations’ The repackaging of Securitised Products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average Risk Weighted Assets’ Statutory profit as a proportion of average RWAs.

‘Return on average tangible shareholders’ equity’ Annualised profit after tax attributable to ordinary equity holders of the parent (pre 2019 includes an adjustment for the tax credit in reserves in respect of other equity instruments), as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

‘Return on average allocated tangible equity’ Annualised profit after tax attributable to ordinary equity holders of the parent (pre 2019 includes an adjustment for the tax credit in reserves in respect of other equity instruments), as a proportion of average allocated tangible equity.

‘Risk Appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRD IV and local regulators.

‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

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‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the U.S. Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Barclays Non-Core Securities and Loans comprise non strategic businesses, predominantly from the non-core Investment Bank and Corporate Bank.

‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitised Products’ A business within the Investment Bank that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.

‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach are detailed in BIPRU 4.5.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.

‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.

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Glossary of Terms

‘Stage3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.

‘Standard & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised Approach’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.

‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

‘Structural hedge’ / ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smoothen the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Structured finance/notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

‘Systemic Risk Buffer’ CET1 capital that may be required to be held as part of the Combined Buffer Requirement increasing the capacity of UK banks to absorb stress and limiting the damage to the economy as a results of restricted lending.

‘Tangible net asset value’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Tangible net asset value per share’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill, divided by the number of issued ordinary shares.

‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

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Glossary of Terms

‘The Fundamental Review of the Trading Book (FRTB)’ Is a comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision as part of Basel III applicable to banks’ wholesale trading activities.

‘The Standardised Approach (TSA)’ Under the TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitors their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line).

‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.

‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRD IV.

‘Tier 2 (T2) capital’ In the context of CRD IV, a type of capital as defined in the Capital Requirements Regulation.

‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital in the context of CRD IV.

‘Total capital ratio’ Total Regulatory capital as a percentage of RWAs.

‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution.

‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.

‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against Forbearance balances expressed as a percentage of balance in forbearance.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

‘Transitional’ In the context of CRD IV a measure is described as transitional when the transitional provisions set out in Part Ten of the CRD IV Regulation are applied in its calculation.

‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the Banking Book.

‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.

‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Unidentified Impairment (UI)’ Impairment for losses which are judged to be incurred but not yet specifically identified in customer exposures at the balance sheet date, and which, therefore, have not been specifically reported. The incurred but not yet reported calculation is based on the asset’s probability of moving from the performing portfolio to being specifically identified as impaired within the given emergence period and then on to default within a specified period, termed as the outcome period. This is calculated on the present value of estimated future cash flows discounted at the financial asset’s effective interest rate. The emergence and outcome periods vary across products.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

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‘UK leverage exposure’ Is calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.

‘UK leverage ratio’ As per the PRA rulebook, means a bank’s tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage.

‘Unfunded credit protection’ Is a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.

‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Utilisation rate’ Utilisation of MCA balances expressed as a percentage of total MCA reserve limits.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released.

‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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